SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 29, 2012

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on August 29, 2012.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 29 August 2012

ING to sell ING Direct Canada to Scotiabank

•	Total consideration of CAD 3.1 billion (EUR 2.5 billion) in cash

•	Expected transaction gain of approximately EUR 1.1 billion after tax at closing

•	Transaction expected to result in capital release of EUR 1.4 billion at closing

•	Positive impact on ING Bank’s core Tier 1 ratio of approximately 47 bps

ING announced today that it has reached an agreement to sell ING Direct Canada for a total consideration of CAD 3.1 billion (EUR 2.5 billion at current exchange rates) to Scotiabank, a leading Canadian financial services company. The transaction is a result of ING’s continuous evaluation of its portfolio of businesses and is in line with ING’s strategic objectives of sharpening the focus of the bank and further strengthening its capital position.

“Over the past 15 years we have successfully built ING Direct into the leading direct bank in Canada. I am very pleased that in Scotiabank we have found a complementary owner with the ambition to further grow the business, which is a testament to the quality of our local management and employees as well as to the strength and potential of the business model,” said Jan Hommen, CEO of ING Group. “Scotiabank’s straightforward business model combined with the innovative and successful ING Direct model make an ideal combination for a strong future and a solid base for both our customers and employees.”

Since its launch in April 1997, ING Direct Canada has built its business by providing customers excellent service and a simple, transparent product offering of savings, chequing, mutual fund and mortgage products through call centres, the internet and ING Direct cafés. With over 1100 employees serving 1.8 million clients, ING Direct has a proven track record of putting its customers’ needs first. ING Direct Canada is profitable with a strong capital position and approximately CAD 40 billion in assets.

The ING Direct units in Australia, Austria, France, Germany, Italy and Spain are not affected by today’s announcement. ING continues to invest to evolve the ING Direct business model, increasing the product offering and extending distribution, while integrating the balance sheet with the rest of ING Bank. On 2 August, ING announced that it was reviewing options for ING Direct UK. This review is ongoing, and any further announcement will be made if and when appropriate.

Under the terms of the sale agreement, Scotiabank will pay CAD 3.1 billion in cash for all of the shares in ING Bank of Canada, which is the formal name of ING Direct Canada. Earnings of ING Direct Canada until closing of the transaction will be for the benefit of Scotiabank. In addition to this, Scotiabank will assume the responsibility to redeem on the first call date after closing of the sale transaction a locally issued lower tier 2 bond (ISIN CA 456847AA01) with a total outstanding amount of CAD 321 million, which carries a guarantee from ING Bank N.V.

The sale of ING Direct Canada is expected to lead to a transaction gain of EUR 1.1 billion after tax and a capital release of EUR 1.4 billion at closing for ING. The transaction is expected to further strengthen ING Bank’s capital position, leading to a pro-forma core Tier 1 ratio of 11.6% based on ING Bank’s core Tier 1 ratio of 11.1% at 30 June 2012 and current exchange rates.

Scotiabank is Canada’s most international bank and one of North America’s premier financial institutions. More than 81,000 employees serve the diverse needs of over 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets of CAD 670 billion (as at July 31, 2012), Scotiabank shares are traded on the Toronto and New York exchanges.

The sale of ING Direct Canada is subject to customary regulatory approvals and is expected to close in the fourth quarter of 2012.

Press enquiries	Investor Inquiries
Ingeborg Klunder	Investor Relations
+31 20 576 6371	+31 20 576 6396
Ingeborg.Klunder@ing.com	Investor.relations@ing.com

About ING

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations.

As a wholly-owned subsidiary of ING Group, ING Direct Canada operates on a stand-alone basis and is governed by the same rules and regulations as other Canadian banks under OSFI (Office of the Superintendent of Financial Institutions). ING Direct’s Canadian dollar savings and chequing products are eligible for Canada Deposit Insurance Corporation (CDIC) insurance.

Important Legal Information

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V.

Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H.van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: August 29, 2012